                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                           (AMENDMENT NO.__________)*

                                ALLSTAR INNS INC.
- --------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common stock, $.01 par value
- --------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    019889104
          ------------------------------------------------------------
                                 (CUSIP Number)


        Susan Hahn, The Rainbow Fund, 888 West Sixth Street, 10th Floor,
                              Los Angeles, CA 90017
                               Tel: (213)625-7119
- --------------------------------------------------------------------------------
          (Name, Address and Telephone of Person Authorized to Receive
                           Notices and Communications

                                   May 3, 1996
          ------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement of Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this
schedule because of Rule 13d-1(b)(3) or (4), check the following box /   /.

Check the following box if a fee is being paid with the statement / x /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item I; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP NO.  019889104                                       PAGE  2  OF  6  PAGES
         --------------                                        -----  -----

- --------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          THE RAINBOW FUND, LIMITED PARTNERSHIP,  IRS# 95-3975277
- --------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) /   /
                                                                       (b) /   /

          N/A
- --------------------------------------------------------------------------------
3    SEC USE ONLY

- --------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

          WC
- --------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) or 2(e)                                                          /   /
          N/A
- --------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

          888 WEST SIXTH STREET, 10TH FLOOR, LOS ANGELES, CA 90017
- --------------------------------------------------------------------------------
               7    SOLE VOTING POWER

  NUMBER OF              54,019 SHARES, 5.5%
   SHARES      -----------------------------------------------------------------
BENEFICIALLY   8    SHARED VOTING POWER
  OWNED BY
    EACH                 N/A
  REPORTING    -----------------------------------------------------------------
   PERSON      9    SOLE DISPOSITIVE POWER
    WITH
                         54,019 SHARES, 5.5%
               -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                         N/A
               -----------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          54,019 SHARES
- --------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* /  /

          N/A
- --------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          5.5%
- --------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

          PN
- --------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

CUSIP NO.  019889104                                       PAGE  3  OF  6  PAGES
         --------------                                        -----  -----

- --------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          ROBIN GRACE WARREN
- --------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) / X /
                                                                       (b) /   /

          THE RAINBOW FUND, L.P.
- --------------------------------------------------------------------------------
3    SEC USE ONLY

- --------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

          WC
- --------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) or 2(e)                                                          /   /

          N/A
- --------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

          USA
- --------------------------------------------------------------------------------
               7    SOLE VOTING POWER

  NUMBER OF              54,019 SHARES, 5.5%
   SHARES      -----------------------------------------------------------------
BENEFICIALLY   8    SHARED VOTING POWER
  OWNED BY
    EACH                 N/A
  REPORTING    -----------------------------------------------------------------
   PERSON      9    SOLE DISPOSITIVE POWER
    WITH
                         54,019 SHARES, 5.5%
               -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                         N/A
               -----------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          54,019 SHARES
- --------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* /  /

          N/A
- --------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          5.5%
- --------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

          IN
- --------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

CUSIP NO.  019889104                                       PAGE  4  OF  6  PAGES
         --------------                                        -----  -----

- --------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          JAMES D. WARD
- --------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) / X /
                                                                       (b) /   /

          THE RAINBOW FUND, L.P.
- --------------------------------------------------------------------------------
3    SEC USE ONLY

- --------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

          WC
- --------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) or 2(e)                                                          /   /

          N/A
- --------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

          USA
- --------------------------------------------------------------------------------
               7    SOLE VOTING POWER

  NUMBER OF              0 SHARES, 0%
   SHARES      -----------------------------------------------------------------
BENEFICIALLY   8    SHARED VOTING POWER
  OWNED BY
    EACH                 N/A
  REPORTING    -----------------------------------------------------------------
   PERSON      9    SOLE DISPOSITIVE POWER
    WITH
                         0 SHARES, 0%
               -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                         N/A
               -----------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          54,019 SHARES
- --------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* /  /

          N/A
- --------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          5.5%
- --------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

          IN
- --------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                    Exhibit 1
             Schedule 13D Filing by the Rainbow Fund, L.P. (page 5)
                        for Purchase of Allstar Inns Inc.

Item 1.  Security and Issuer
         Allstar Inns Inc.
         Common stock
         200 E. Carrillo Street #300
         Santa Barbara, California 93101

Item 2.  Identity and Background
         (a)   Robin Grace Warren,
               Managing General Partner
               The Rainbow Fund, Limited Partnership
         (b)   888 West Sixth Street, 10th Floor
               Los Angeles  CA  90017
         (c)   Investment in equities and fixed income securities
         (d)   None
         (e)   None
         (f)   USA

Item 3.  Source and Amount of Funds or Other Consideration
         General funds of the Rainbow Fund, L.P. are used in making purchases.

Item 4.  Purpose of Transaction
         The purpose of the acquisition of Allstar Inns Inc. common stock by the Rainbow Fund, L.P. is capital appreciation of stock. We are passive investors and will not attempt to effect change or control the policies of the management of Allstar Inns Inc. This is consistent with the general investment policy of the Rainbow Fund, L.P. for all security holdings.

Item 5.  Interest in Securities of the Issuer
         (a)   54,019 shares of common stock, 5.5%
         (b) 54,019 shares of common stock, sole power to vote and sole power of disposition
         (c)   (1)  Robin Grace Warren, managing general partner of The Rainbow
                    Fund, L.P.
               (2)  September 12, 1996
               (3)  Purchased 750 shares
               (4)  $22 3/4
               (5) Purchased through regular buy order to broker Hill Thompson Magid & Co., Inc.
         (d)   N/A
         (e)   N/A

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
         Robin Grace Warren is the managing general partner and maintains sole power of all action and direction taken by the Rainbow Fund, L.P. James D. Ward is the second general partner. They are the only two general partners in the Rainbow Fund, L.P. All other partners are limited partners.

Item 7.  Material to be Filed as Exhibits
         None

                                    Exhibit 1
             Schedule 13D Filing by the Rainbow Fund, L.P. (page 6)
                        for Purchase of Allstar Inns Inc.

Item 2.  Identity and Background
         (a)   James D. Ward
               General Partner
               The Rainbow Fund, Limited Partnership
         (b)   888 West Sixth Street, 10th Floor
               Los Angeles  CA  90017
         (c)   Investment in equities and fixed income securities
         (d)   None
         (e)   None
         (f)   USA

Item 3.  Source and Amount of Funds or Other Consideration
         General funds of the Rainbow Fund, L.P. are used in making purchases.

Item 4.  Purpose of Transaction
         The purpose of the acquisition of Allstar Inns Inc. common stock by the Rainbow Fund, L.P. is capital appreciation of stock. We are passive investors and will not attempt to effect change or control the policies of the management of Allstar Inns Inc. This is consistent with the general investment policy of the Rainbow Fund, L.P. for all security holdings.

Item 5.  Interest in Securities of the Issuer
         (a)   54,019 shares of common stock, 5.5%
         (b) 54,019 shares of common stock, sole power to vote and sole power of disposition
         (c)   (1)  Robin Grace Warren, managing general partner of The Rainbow
                    Fund, L.P.
               (2)  September 12, 1996
               (3)  Purchased 750 shares
               (4)  $22 3/4
               (5) Purchased through regular buy order to broker Hill Thompson Magid & Co., Inc.
         (d)   N/A
         (e)   N/A

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
         Robin Grace Warren is the managing general partner and maintains sole power of all action and direction taken by the Rainbow Fund, L.P. James D. Ward is the second general partner. They are the only two general partners in the Rainbow Fund, L.P. All other partners are limited partners.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

      (a) State the aggregate number and percentage of the class of securities identified pursuant to Item 1 (which may be based on the number of securities outstanding as contained in the most recently available filing with the Commission by the issuer unless the filing person has reason to believe such information is not current) beneficially owned (identifying those shares which there is a right to acquire) by each person named in Item 2. The above mentioned information should also be furnished with respect to persons who, together with any of the persons named in Item 2, comprise a group within the meaning of Section 13(d)(3) of the Act;

      (b) For each person named in response to paragraph (a), indicate the number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition. Provide the applicable information required by Item 2 with respect to each person with whom the power to vote or to direct the vote or to dispose or direct the disposition is shared;

      (c) Describe any transactions in the class of securities reported on that were effected during the past sixty days or since the most recent filing on Schedule 13D (Section 240.13d-191), whichever is less, by the persons named in response to paragraph (a).

            INSTRUCTION. The description of a transaction required by Item 5(c) shall include, but not necessarily be limited to: (1) the identity of the person covered by Item 5(c) who effected the transaction;
            (2) the date of the transaction; (3) the amount of securities involved; (4) the price per share or unit; and (5) where and how the transaction was effected.

      (d) If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of any employee benefit plan, pension fund or endowment fund is not required.

      (e) If applicable, state the date on which the reporting person ceased to be the beneficial owner of more than five percent of the class of securities.

            INSTRUCTION. For computations regarding securities which represent a right to acquire an underlying security, see Rule 13d-3(d)(1) and the note thereto.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

      Describe any contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, naming the persons with whom such contracts, arrangements, understandings or relationships have been entered into. Include such information for any of the securities that are pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities except that disclosure of standard default and similar provisions contained in loan agreements need not be included.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

      The following shall be filed as exhibits: copies of written agreements relating to the filing of joint acquisition statements as required by Rule 13d-1(f) (Section 240.13d-1(f) and copies of all written agreements, contracts, arrangements, understandings, plans or proposals relating to (1) the borrowing of funds to finance the acquisition as disclosed in Item 3; (2) the acquisition of issuer control, liquidation, sale of assets, merger, or change in business or corporate structure or any other matter as disclosed in Item 4; and
(3) the transfer or voting of the securities, finder's fees, joint ventures, options, puts, calls, guarantees of loans, guarantees against loss or of profit, or the giving or withholding of any proxy as disclosed in Item 6.


SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

      September 24, 1996                    /s/ Robin Grace Warren
- ------------------------------        -----------------------------------
             Date                                  Signature

                                  Robin Grace Warren/Managing General Partner
                                 ---------------------------------------------
                                                  Name/Title

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

     (a) State the aggregate number and percentage of the class of securities identified pursuant to Item 1 (which may be based on the number of securities outstanding as contained in the most recently available filing with the Commission by the issuer unless the filing person has reason to believe such information is not current) beneficially owned (identifying those shares which there is a right to acquire) by each person named in Item 2. The above mentioned information should also be furnished with respect to persons who, together with any of the persons named in Item 2, comprise a group within the meaning of
          Section 13(d)(3) of the Act;

     (b) For each person named in response to paragraph (a), indicate the number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition. Provide the applicable information required by Item 2 with respect to each person with whom the power to vote or to direct the vote or to dispose or direct the disposition is shared;

     (c) Describe any transactions in the class of securities reported on that were effected during the past sixty days or since the most recent filing on Schedule 13D (Section 240.13d-191), whichever is less, by the persons named in response to paragraph (a).

          INSTRUCTION. The description of a transaction required by Item 5(c) shall include, but not necessarily be limited to: (1) the identity of the person covered by Item 5(c) who effected the transaction; (2) the date of the transaction; (3) the amount of securities involved;
          (4) the price per share or unit; and (5) where and how the transaction was effected.

     (d) If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of any employee benefit plan, pension fund or endowment fund is not required.

     (e) If applicable, state the date on which the reporting person ceased to be the beneficial owner of more than five percent of the class of securities.

          INSTRUCTION. For computations regarding securities which represent a right to acquire an underlying security, see Rule 13d-3(d)(1) and the note thereto.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     Describe any contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, naming the persons with whom such contracts, arrangements, understandings or relationships have been entered into. Include such information for any of the securities that are pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities except that disclosure of standard default and similar provisions contained in loan agreements need not be included.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

     The following shall be filed as exhibits: copies of written agreements relating to the filing of joint acquisition statements as required by Rule 13d-1(f) (Section 240.13d-1(f) and copies of all written agreements, contracts, arrangements, understandings, plans or proposals relating to (1) the borrowing of funds to finance the acquisition as disclosed in Item 3; (2) the acquisition of issuer control, liquidation, sale of assets, merger, or change in business or corporate structure or any other matter as disclosed in Item 4; and
(3) the transfer or voting of the securities, finder's fees, joint ventures, options, puts, calls, guarantees of losses, guarantees against loss or of profit, or the giving or withholding of any proxy as disclosed in Item 6.


SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

      September 24, 1996                       /s/ James D. Ward
- ------------------------------        -----------------------------------
             Date                                  Signature

                                         James D. Ward/General Partner
                                      -----------------------------------
                                                  Name/Title


                                        6